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FROM	Breen Haire	VOICE NO.	714-229-1648
DATE	February 6, 2006	FAX NO.	713-229-2748
PAGES	6	RETURN TO

TO	Jason Wynn	FAX NO.	202-722-9369
	Securities and Exchange Commission	VOICE NO.	202-551-3756

MESSAGE
Mr. Wynn—
As discussed, attached are changed pages to Mariner Energy’s Form S-4, revised to reflect the comments we discussed on Friday. Please contact me if you have any additional comments. Thanks.
Regards,
Breen Haire

Q:	What factors did the Forest board of directors consider in reaching its decision on the spin-off and merger?

A:	In reaching its decision on the spin-off and the merger, the Forest board of directors considered a number of factors, including the following among others:

• the transaction creates two highly focused and valuable enterprises for Forest’s shareholders, Forest and Mariner;

• the merger of the Forest Gulf of Mexico operations with the Mariner business creates a high quality, well positioned Gulf of Mexico independent with an excellent track record and growth outlook;

• following the spin-off, Forest will be a highly-focused onshore resource company with an acquire and exploit strategy and a portfolio of long-life, concentrated assets in high quality basins that provide a foundation for sustainable growth;

• the determination to execute a tax-free transaction designed to increase the value of Forest’s Gulf of Mexico assets; and

• the determination that a spin-off followed by a merger transaction represents a better alternative for Forest’s shareholders than any other type of transaction considered, providing optionality and returning value directly to Forest’s shareholders.

The Forest board of directors also considered some risks and potential disadvantages associated with the spin-off and merger, including the following among others:

• the lack of a liquid trading market and established market value for the Mariner shares;

• the risk that there may be difficulties in combining the business of Mariner and the Forest Gulf of Mexico operations;

• the risk that the potential benefits sought in the merger might not be fully realized; and

• the risk that the proved undeveloped, probable and possible reserves of the Mariner business may never be converted to proved developed reserves.

In the judgment of the Forest board of directors, the potential benefits of the spin-off and the merger outweigh the risks and the potential disadvantages. In evaluating Mariner’s offer, Forest believed that the combination of cash and stock offered by Mariner could be worth an amount in a range of approximately $1.1 billion to $1.4 billion, depending upon the trading value of Mariner’s common stock when the stock begins to trade upon the closing of the merger.

Q:	Do Forest shareholders need to send in any share certificates?

A:	No. If the merger is completed, Forest shareholders will exchange their shares of Forest Energy Resources for share certificates representing Mariner common stock. Forest shareholders who are entitled to receive shares of Forest Energy Resources (i.e., shareholders of record on the record date for the distribution) will be mailed book entry statements evidencing their shares of Forest Energy Resources. The exchange of Forest Energy Resources and Mariner shares will be effected through book-entry, without the exchange of physical share certificates.

Q:	Has Forest set a record date for the distribution of Forest Energy Resources shares in the spin-off?

A:	No. Forest will publicly announce the record date when it has been determined.

Q:	Can Forest shareholders dissent and require appraisal of their shares of Forest Energy Resources common stock?

A:	No. Forest shareholders are not entitled to dissenters’ rights or appraisal rights in respect of the Forest Energy Resources stock they receive in the merger.

THE SPIN-OFF AND MERGER
      The discussion in this proxy statement/prospectus-information statement of the merger and the principal terms of the merger agreement is subject to and qualified in its entirety by reference to the merger agreement, a copy of which is attached to this proxy statement/prospectus-information statement as Annex A and is incorporated by reference into this proxy statement/prospectus-information statement.
Background of the Merger
      At regular meetings of Forest’s board held on November 10, 2004 and February 23, 2005, Forest’s management made presentations regarding the estimated value of Forest’s business units. Forest’s board and management agreed to examine alternatives to increase the value of the Forest Gulf of Mexico operations. The alternatives were taxable and non-taxable divestments of the Forest Gulf of Mexico operations, and included an outright cash sale of those operations, an initial public offering, and some form of a merger transaction. Forest’s board determined that an initial public offering would require much more time than the other alternatives and place a significant burden on employee retention and staffing. Forest’s board also determined that, due to the disparity in the market value and tax basis of the Forest Gulf of Mexico operations, a non-taxable alternative would be most attractive to Forest and its shareholders. One specific alternative presented by management was merging the Forest Gulf of Mexico operations with another company that was more focused on offshore activities and possessed a complementary asset base. Forest’s directors instructed Forest’s management to consider means to accomplish such a merger and to discuss such a strategy with financial advisors and legal and tax counsel.
      On April 18, 2005, Mr. David Keyte, the Chief Financial Officer of Forest, spoke briefly with Mr. Scott Josey, the Chief Executive Officer, President and Chairman of Mariner, at a meeting of the Independent Petroleum Association of America in New York City. Mr. Keyte told Mr. Josey that Forest was interested in examining the possibility of spinning off its Gulf of Mexico operations utilizing a “reverse Morris Trust” structure. In general terms, a reverse Morris Trust structure in this context would entail a Forest distribution of the stock of one of its subsidiaries (preexisting or newly formed) to Forest shareholders, followed by a merger between such subsidiary and Mariner. Mr. Josey expressed interest in a potential transaction, and Messrs. Keyte and Josey agreed to discuss the matter with greater specificity at a later date.
      Forest’s initial contact with Mariner regarding a potential transaction was not the result of affiliations between the parties. Forest and Mariner do not have common directors, and no member of senior management of either party is a former employee of, or is otherwise affiliated with, the other party. Mariner’s largest stockholder, FMR Corp. (which holds approximately 12.2% of Mariner’s outstanding shares), is also the second largest shareholder of Forest (holding approximately 12.7% of Forest’s outstanding shares). FMR Corp. has no board representation or other management control over either party. Mr. Forrest E. Hoglund, the Chairman of Forest’s board of directors, served as Chairman of the Board of EOG Resources, Inc., an affiliate of Enron Corp., from 1987 to 1999 and as President from 1990 to 1996. During part of this period, Mariner was also an affiliate of Enron Corp., though the companies’ respective management teams were separate. Neither Mr. Hoglund nor Mariner is currently affiliated with Enron Corp.
      On May 10, 2005, at a regularly scheduled board meeting at Forest’s offices in Denver, Colorado, Forest management made a presentation to the Forest board of directors regarding a potential spin-off and merger of the Forest Gulf of Mexico operations, utilizing a reverse Morris Trust structure. Forest’s management identified five potential merger parties that met certain criteria relating to size and complementary Gulf of Mexico asset base. In order to use a reverse Morris Trust structure, Forest required a merger party of a size such that, when combined with the Forest Gulf of Mexico operations, the relative values of the party and the Forest Gulf of Mexico operations would result in Forest’s shareholders owning more than 50% of the combined entity. Also, Forest sought a merger party that already capably managed a significant Gulf of Mexico asset base. It was desirable that the merger party’s asset base be in reasonable proximity, and complementary in terms of acreage, to the Forest Gulf of Mexico operations, such that the combination of the two might produce a significant scale of operations and operational efficiencies and synergies.
      The Forest board authorized Forest management to begin efforts to evaluate and pursue the potential spin-off. As a result, during the week of May 16, 2005, Mr. Keyte contacted each of the five potential merger parties. These potential merger parties, which included Mariner, will be referred to herein as Mariner, Party A, Party B, Party C and Party D.

      On or about May 21, 2005, Forest sent to Mariner a confidentiality agreement regarding the proposed transaction and any subsequent due diligence reviews. From May 21, 2005 through May 23, 2005, Forest and Mariner negotiated the terms of the confidentiality agreement and on May 23, 2005, Forest and Mariner executed the confidentiality agreement. Over the course of the following week, Forest executed confidentiality agreements with Party A, Party B and Party C, and Forest management made presentations regarding a possible spin-off and merger to each such party. Party D declined to execute a confidentiality agreement, stating that it had concluded that it could not devote the necessary time and focus required to proceed with Forest in a timely fashion. Forest had no further substantive discussions with Party D. After Forest made its presentation regarding the possible spin-off and merger, Party C stated that it could not meet Forest’s timing requirements and had decided not to proceed. Forest had no further substantive discussions with Party C.
      On May 24, 2005, Mr. Keyte, Mr. Michael Kennedy, the Investor Relations Manager of Forest, and Mr. Josey met in Houston, Texas. At the meeting, Mr. Keyte made a presentation detailing the transaction contemplated by Forest. The presentation described the transaction structure and provided information on the assets, reserves, acreage, personnel and performance metrics (including production and EBITDA) of the Forest Gulf of Mexico operations. The presentation also covered the pro forma operational and financial characteristics of the combined company based on preliminary figures. Mr. Keyte identified several potential advantages to Mariner of undertaking the proposed transaction, including increased liquidity, an attractive, balanced asset portfolio in the Gulf of Mexico, and property prospects for future development. Mr. Keyte did not propose economic terms for the transaction, such as the ownership stake Forest shareholders would hold in Mariner after the completion of the transaction. After this, Mr. Josey made a presentation regarding Mariner and the merits of consummating a transaction with Mariner. The presentation provided an overview of Mariner’s operations, properties, production and reserves; management structure; exploration and development projects, including the Swordfish project (please see “Mariner — Significant Properties — Gulf of Mexico Deepwater” for more information on this project); and financial data, including capital expenditures. Prior to the conclusion of the meeting, Mr. Keyte requested that Mariner’s management team make a presentation to Forest’s board of directors at a later date.
      On June 2, 2005, Forest made available to Mariner, for purposes of its due diligence review, electronic data regarding the reserves, lease operating expenses, capital expenditures, production, general and administrative expenses and financial performance of the Forest Gulf of Mexico operations. Forest also made the same information available to Party A and Party B. Representatives of Mariner, Party A and Party B conducted reviews of these materials on an ongoing basis over the course of the following weeks.
      On June 16, 2005, the executive committee of Forest’s board of directors, consisting of Messrs. Forrest E. Hoglund, James H. Lee and Craig Clark, met in Houston, Texas with members of Forest management and representatives of Citigroup Global Markets Inc. (“Citigroup”) (one of Forest’s financial advisors) to discuss the contemplated spin-off and merger. Representatives of Party A and Party B then sequentially joined the meeting and made presentations to the executive committee.
      On June 22, 2005, the executive committee of Forest’s board of directors held a meeting in Forest’s offices in Denver, Colorado. Members of Forest management and representatives of Citigroup were also present at the meeting. At this meeting, the executive committee was briefed on the status of discussions with Mariner, Party A and Party B. Mr. Josey, accompanied by Messrs. Dalton Polasek, Chief Operating Officer, Rick Lester, Vice President and Chief Financial Officer, Mike van den Bold, Vice President and Chief Exploration Officer, and Jesus Melendrez, Vice President — Corporate Development of Mariner, then joined the meeting and made a presentation to the executive committee and the other attendees. The presentation provided an overview of Mariner’s operations, properties, production and reserves; management structure; exploration and development projects, including the King Kong/Yosemite, Pluto II, Bass Lite, LaSalle, Swordfish, Green Pepper and Rigel projects; prospect inventory; drilling programs; seismic databases; and financial data, including a capital expenditure budget for 2005. Mr. Josey presented Mariner’s views on its own enterprise value and discussed a proposed method for establishing an exchange ratio focused primarily upon the PV10 values of the parties’ estimated proved reserves. He did not propose an exchange ratio for the transaction or other specific economic terms. Mr. Josey advised Forest that Mariner would require that the evaluation of Mariner for purposes of establishing an exchange ratio give effect to its anticipated West Texas acquisition.

      On June 23, 2005, a special committee of Forest’s board of directors was formed to consider proposals to spin-off the Forest Gulf of Mexico operations. The directors named to be members of the committee were Messrs. Hoglund, Dod A. Fraser, Mr. Lee, James D. Lighter, and Patrick R. McDonald.
      On June 28, 2005, Mariner, Party A and Party B received a written request from Forest for a non-binding, preliminary proposal to acquire the Forest Gulf of Mexico operations. The proposal was requested to be submitted no later than July 6 and to include certain information, including the percentage of shares of the combined entity to be held by Forest shareholders, key assumptions used in arriving at the level of consideration to be offered, transaction structure, and a statement of intent with respect to employees of the Forest Gulf of Mexico operations.
      On June 29, 2005, Mr. Clark, Forest’s Chief Executive Officer, and other members of Forest’s management and technical teams made a presentation to Party A on the attributes and upside potential of the Forest Gulf of Mexico operations. Representatives of Citigroup were also present at the meeting. The size of Party A in comparison to the Forest Gulf of Mexico operations was identified as an issue that might preclude Forest from structuring the spin-off as a tax-free transaction. Therefore, Forest could be required to include more assets in the transaction, either in the form of additional oil and gas operations or cash.
      On July 6, 2005, Mariner submitted to Forest a non-binding preliminary written proposal to acquire the Forest Gulf of Mexico operations. In the proposal, Mariner indicated its willingness to consummate a transaction in which Forest shareholders would hold between 53% and 56% of Mariner’s shares after the transaction, and Mariner would assume $300 million of indebtedness as part of the merger, which would be incurred by Forest’s subsidiary prior to being spun off by Forest in order to fund a distribution to Forest prior to the spin-off. Mariner stated that it had based its valuation of the Forest Gulf of Mexico operations at between 90% and 100% of the value of the Forest Gulf of Mexico operations estimated proved reserves and 100% of the value of Mariner’s estimated proved reserves. The proposal was subject to due diligence, and assumed an economic effective date of June 30, 2005 (i.e., all revenues and expenditures of the Forest Gulf of Mexico operations would accrue to the account of Mariner from that date). Mariner also included supporting schedules providing details on Mariner’s calculations of the respective values of the companies, based on the parties’ respective PV10 values at June 30, 2005. Mariner’s schedules estimated Mariner’s value, based upon PV10 values for its estimated proved reserves, and adjusted for debt, working capital and derivatives, at approximately $883 million. Mariner’s schedules estimated the Forest Gulf of Mexico operations’ value, based upon PV10 values for its estimated proved reserves, and adjusted for $300 million of debt, in a range from $978 million to $1.1 billion.
      Also on July 6, 2005, Party A submitted a written proposal to Forest to acquire the Forest Gulf of Mexico operations and certain other substantial assets of Forest for a maximum valuation of $1.335 billion in stock. In its proposal, Party A used a different valuation method than Mariner had employed. Party A determined an implicit dollar-per-unit valuation of its own reserves, based on its stock price at the time of the proposal, number of outstanding shares of stock, total reserves and cash on hand. Party A then took that implicit valuation and applied it to the reserves of the Forest Gulf of Mexico operations. On that basis, which differed from Mariner’s basis, Party A established a comparative valuation for the reserves of the Forest Gulf of Mexico operations of approximately $1.2 billion based on the value of its stock at that time. Party A’s proposal provided for no cash payment to Forest, and for a repurchase by Party A of Party A’s stock to accommodate Party A’s assessment of relative value.
      Party B declined to make a written proposal in the form and timing requested to acquire the Forest Gulf of Mexico operations. Forest had no further substantive discussions with Party B.
      On July 11, 2005, the special committee of Forest’s board of directors met by teleconference with members of Forest management and representatives of Citigroup and Credit Suisse First Boston (“CSFB”) (another of Forest’s financial advisors). At this meeting, the special committee was briefed on the status of discussions with Mariner, Party A and Party B and with Mariner’s and Party A’s July 6 proposals. After discussion, the special committee concluded that, with respect to the Forest Gulf of Mexico operations, the valuation contained in Party A’s proposal was comparable to the valuation contained in Mariner’s proposal but that, with respect to Forest’s other assets, Party A’s valuation was insufficient. Further, Party A’s transaction structure was very complex, which Forest believed made the transaction less viable.

      On July 14, 2005, Mr. Clark and other members of Forest’s management and technical teams made a presentation to Mr. Josey and other members of Mariner’s management and technical teams in Houston, Texas, on the attributes and upside potential of the Forest Gulf of Mexico operations. Representatives of Citigroup and CSFB were also present at the meeting. The presentation provided detail on several pending exploration and development projects.
      On July 15, 2005, members of Forest management, together with representatives of Citigroup and CSFB, met in Houston, Texas with Party A to discuss the potential benefits of a transaction. Following the July 15 meeting, Party A declined to revise its proposal.
      Following further technical and reserve due diligence, on July 21, 2005, Mariner submitted a revised non-binding preliminary written proposal to Forest. In the proposal, Mariner stated that it had revised the basis of its valuation to 100% of the value of the proved reserves of the Forest Gulf of Mexico operations, and was therefore confirming its willingness to enter into a transaction in which Forest shareholders would hold approximately 56% of Mariner’s shares, subject to due diligence and adjustment based upon material changes occurring prior to the execution of the merger agreement. As with the July 6, 2005 proposal, Mariner would assume $300 million of indebtedness, and the transaction would have an economic effective date of June 30, 2005. Mariner also requested that Forest enter into an exclusivity agreement, whereby Forest would agree to negotiate exclusively with Mariner for a period of 45 days.
      On July 25, 2005, in accordance with Forest’s instructions, representatives of Citigroup met with Mr. Josey by teleconference. At the conclusion of the discussion, Mr. Josey indicated that he would ask the Mariner board to consider a transaction in which Forest shareholders would hold approximately 57% of the equity interests of the combined company after the merger, subject to due diligence and adjustment based upon material changes occurring prior to execution of the merger agreement.
      On July 27, 2005, the special committee of Forest’s board of directors met by teleconference. Members of Forest management and representatives of Citigroup, CSFB and Vinson & Elkins L.L.P., outside counsel to Forest, were also present at the meeting. At this meeting, the special committee was updated on discussions with Mariner and Party A since the committee’s July 11th meeting and on the proposals of Mariner and Party A. The special committee also discussed alternative transactions involving the Forest Gulf of Mexico operations, including an initial public offering, an outright sale of the underlying assets, and the creation of a net-profits master limited partnership. The special committee instructed Forest management to pursue negotiations with Mariner. The special committee based its decision on the following factors: (i) Mariner’s deepwater property portfolio was complementary to Forest’s Gulf of Mexico portfolio, (ii) a spin-off followed by a merger transaction could be done with Mariner without having to involve assets other than the Forest Gulf of Mexico operations, and (iii) Party A’s valuation of Forest’s other producing operations did not appear to be sufficient.
      In evaluating Mariner’s offer, Forest believed that the combination of cash and stock offered by Mariner could be worth an amount in a range of approximately $1.1 billion to $1.4 billion, depending upon the trading value of Mariner’s common stock when the stock begins to trade upon the closing of the merger.